EXHIBIT 21.1

Subsidiaries of Global Energy, Inc.

Name	State of Formation
1. Fife Electric limited	Scotland
2. Fife Energy Limited	Scotland
3. Fife Gasification Limited	Scotland
4. Gasification Engineering Corporation	Ohio
5. Global Energy de Mexico S.A. de C.V.	Mexico
6. Global Energy Europe Limited	United Kingdom
7. Global Energy U.S.A., Ltd.	Vermont
8. Kentucky Pioneer Energy LLC	Delaware
9. Lima Energy Company	Ohio
10. SG Solutions LLC	Indiana
11. SNG Export LLC	Delaware
12. SNG Export Operations LLC	Delaware
13. Wabash River Energy, Ltd.	Indiana